Exhibit 12.1
DAWSON GEOPHYSICAL COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Three Months
	Ended
	December 31,	Fiscal Years Ended September 30,
	2008	2008		2007		2006	2005	2004
Pretax income from continuing operations	$12,561	$56,407		$44,458		$25,213	$14,522	$7,082
Fixed charges and amortization of capitalized interest	—	482		145		—	65	—
Capitalized interest	—	—		—		—	—	—
Earnings	$12,561	$56,889		$44,603		$25,213	$14,587	$7,082
Interest expensed and capitalized	—	482		145		—	65	—
Amortized premiums	—	—		—		—	—	—
Portion of rent representative of interest	—	—		—		—	—	—
Total fixed charges:	—	$482		$145		—	$65	—
Ratio of earnings to fixed charges:	N/A	118.03	x	307.61	x	N/A	224.42x	N/A